

October 13, 2020

Parashar Patel
President and Chief Executive Officer
Resgreen Group International, Inc.
14614 East 9 Mile Road
Eastpointe, MI 48021

> **Re: Resgreen Group International, Inc.**
> **Pre-qualification Amendment 2 to Offering Statement on Form 1-A**
> **Filed September 29, 2020**
> **File No. 24-11297**

Dear Mr. Patel:

We have reviewed your amended offering statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

Pre-qualification Amendment 2 to Offering Statement on Form 1-A filed September 29, 2020

Cover Page of Offering Circular, page 1

1. The cover page of the offering circular must include a bona fide estimate of the range of the maximum offering price because you indicate in Part I of Form 1-A that you intend to price the offering after qualification. See Item 1(j) of Part II of Form 1-A, and revise.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Kistler